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                                   FORM 6-K
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                         For the month of April 2003

                                 001-14832
                           (COMMISSION FILE NUMBER)

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                               CELESTICA INC.
               (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                           1150 EGLINTON AVENUE EAST
                               TORONTO, ONTARIO
                               CANADA, M3C 1H7
                               (416) 448-5800
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  X                Form 40-F _____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes _____                       No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

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                                CELESTICA INC.
                                   FORM 6-K
                              MONTH OF APRIL 2003

Filed with this Form 6-K is the following:


- Confirmation by Computershare Trust Company of Canada of the mailing of Celestica Inc.'s first quarter results to all of Celestica Inc.'s shareholders of record dated April 23, 2003.



EXHIBITS

99.1 - Confirmation of Mailing

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                           CELESTICA INC.



Date: April 24, 2003                       By: /s/ Elizabeth L. DelBianco
                                               --------------------------------
                                               Elizabeth L. DelBianco
                                               Vice President & General Counsel